ONE SHELL PLAZA 910 LOUISIANA HOUSTON, TEXAS 77002-4995 TEL +1 713.229.1234 FAX +1 713.229.1522 www.bakerbotts.com	AUSTIN DALLAS DUBAI HONG KONG HOUSTON LONDON MOSCOW NEW YORK RIYADH WASHINGTON

October 25, 2005

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Filing Desk

Re:	Amendment No. 4 to Registration Statement on Form S-1 of Hercules Offshore, Inc. (Registration No. 333-126457)

Ladies and Gentlemen:

On behalf of Hercules Offshore, LLC, a limited liability company to be converted into a corporation to be renamed Hercules Offshore, Inc., and pursuant to Regulation S-T under the Securities Act of 1933, we hereby transmit for electronic filing via the EDGAR system Amendment No. 4 to Hercules’ Registration Statement on Form S-1 (Registration No. 333-126457).

Please telephone collect David L. Emmons (214.953.6414), Tull R. Florey (713.229.1379) or the undersigned (713.229.1958) of the firm Baker Botts L.L.P., counsel to Hercules, with any questions or comments you may have regarding the enclosed.

Very truly yours,

BAKER BOTTS L.L.P.

By:	/s/ Ian R. Brown

Ian R. Brown

cc:	Mr. Steven A. Manz
Hercules Offshore, LLC

Mr. David L. Emmons
Mr. Tull R. Florey
Baker Botts L.L.P.